XP Inc. – Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 with Independent Auditor's Report

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001 - 903, Caixa Postal 60054, T: +55 (11) 3674 2000 , www.pwc.com.br Independent auditor's report To the Board of Directors and Shareholders XP Inc. Opinion We have audited the accompanying consolidated financial statements of XP Inc. (the “Company”) and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2020 and the consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XP Inc. and its subsidiaries as at December 31, 2020, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Ma tt er s Why it is a Key Audit Matter How the matter was addressed

XP Inc. Why it is a Key Audit Matter How the matter was addressed in the audit Information technology environment The processing of transactions, operations development and business continuity processes of XP and its subsidiaries are technological structure dependent. The inherent risks in information technology, associated with eventual deficiencies in the controls that support the processing and operation, logical accesses, systems change management in the existing technology environments, can, eventually, cause incorrect processing of critical transactions, improper accesses to systems and data, and consequently processing of unauthorized transactions and errors in automated controls of application systems. For this reason, this was considered as a focal area in our audit. With the support of professionals with specialized skill and knowledge, we understood the information technology environment and tested general technology controls. During our planning activities, we considered tests related to systemic development and change management, access, security to programs, systems and data, systems operation/processing and physical security of the data processing center. We tested automated and technology - dependent controls related to applications in the relevant XP business processes. Considering the results obtained in the procedures described above and in order to obtain necessary and sufficient evidence in our financial statements audit, it was necessary to carry out additional documental testing in order to assess the integrity and accuracy of the information generated by systems and automated reports and, when necessary, the application of procedures using analytical databases, which allowed us to apply a wider spectrum of testing and evidence gathering. We also performed unpredictability tests and review procedures for specific access to accounting entries, in addition to the procedures already applied to address the risk of management override of controls. The results of these procedures provided us with appropriate and sufficient audit evidence considering the consolidated financial statements taken as a whole. Revenue from services rendered (Notes 3 (xxi. 1) and 31 (a)) 2 XP Inc. and its subsidiaries ' revenue is substantially comprised of brokerage commission, securities placement and management fees. These revenues are recognized according to contractual terms that consider the commission percentage for services provided. Revenue We understood the internal controls environment regarding revenue recognition processes. We also performed a tie - out between analytical information extracted from operational systems and revenue recorded in the accounting ledger. On a sample basis, we inspected supporting evidence of

XP Inc. Why it is a Key Audit Matter How the matter was addressed in the audit Considering the relevance of these revenues in the consolidated financial statements, associated with eventual deficiencies in the controls , this area was considered as a focus area of our audit . recognition requires management controls to revenue in the accounting ledger and confronted its ensure proper recognition at a certain point in time. subsequent financial settlement with bank statements. In addition, we recalculated selected revenue transactions recognized in the accounting ledger. Therefore, our audit procedures provided us with appropriate and sufficient audit evidence in the consolidated financial statements taken as a whole. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

XP Inc. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 22, 2021 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O - 6 PricewaterhouseCoopers Auditores Independentes CRC 2 SP 000160 /O - 5

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2020	2019

Cash		1,954,788	109,922

Financial assets		90,190,827	41,888,778

Fair value through profit or loss		57,149,446	26,528,396
Securities	7	49,590,013	22,443,392
Derivative financial instruments	8	7,559,433	4,085,004

Fair value through other comprehensive income		19,039,044	2,616,118
Securities	7	19,039,044	2,616,118

Evaluated at amortized cost		14,002,337	12,744,264
Securities	7	1,828,704	2,266,971
Securities purchased under agreements to resell	6	6,627,409	9,490,090
Securities trading and intermediation	22	1,051,566	504,983
Accounts receivable	11	506,359	462,029
Loan operations	10	3,918,328	386
Other financial assets		69,971	19,805

Other assets		1,760,999	643,619
Recoverable taxes	12	127,623	243,320
Rights-of-use assets	16	183,134	227,478
Prepaid expenses	13	1,393,537	89,684
Other		56,705	83,137

Deferred tax assets	27	505,046	284,533
Investments in associates and joint ventures	15	699,907	-
Property and equipment	16	204,032	142,464
Goodwill and Intangible assets	16	713,562	553,452

Total assets		96,029,161	43,622,768

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2020	2019

Financial liabilities		70,600,989	31,842,054

Fair value through profit or loss		10,056,806	5,250,943
Securities loaned	7	2,237,442	2,021,707
Derivative financial instruments	8	7,819,364	3,229,236

Evaluated at amortized cost		60,544,183	26,591,111
Securities sold under repurchase agreements	19	31,839,344	15,638,407
Securities trading and intermediation	22	20,303,121	9,114,546
Deposits	17	3,021,750	70,195
Structured operations certificates	18	2,178,459	19,474
Accounts payables		859,550	266,813
Borrowings and lease liabilities	20	492,535	637,484
Debentures	21	335,250	835,230
Other financial liabilities	23	1,514,174	8,962

Other liabilities		14,522,206	4,619,623
Social and statutory obligations	24	667,448	492,723
Taxes and social security obligations	25	435,849	345,331
Private pension liabilities	26	13,387,913	3,759,090
Provisions and contingent liabilities	30	19,711	15,193
Other		11,285	7,286

Deferred tax liabilities	27	8,352	5,132

Total liabilities		85,131,547	36,466,809

Equity attributable to owners of the Parent company		10,894,609	7,153,396
Issued capital		23	23
Capital reserve		10,663,942	6,943,446
Other comprehensive income		230,644	209,927

Non-controlling interest		3,005	2,563

Total equity	28	10,897,614	7,155,959

Total liabilities and equity		96,029,161	43,622,768

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share

	Note	2020	2019	2018

Net revenue from services rendered	31 (a)	5,016,488	3,595,772	2,054,549
Net income from financial instruments at amortized cost and at fair value throughother comprehensive income	31 (b)	183,393	199,947	114,442
Net income from financial instruments at fair value through profit or loss	31 (b)	2,951,724	1,332,089	789,462
Total revenue and income		8,151,605	5,127,808	2,958,453

Operating costs	32	(2,645,359)	(1,596,650)	(933,026)
Selling expenses	33	(134,915)	(155,115)	(96,075)
Administrative expenses	33	(3,013,598)	(1,891,481)	(1,176,805)
Other operating income (expenses), net	34	171,053	153,357	(31,289)
Expected credit losses	14	(55,564)	(9,410)	(8,220)
Interest expense on debt		(52,671)	(84,400)	(72,310)
Share of profit or (loss) in joint ventures and associates	15	862	-	-
Income before income tax		2,421,413	1,544,109	640,728

Income tax expense	27	(339,924)	(454,625)	(175,398)

Net income for the year		2,081,489	1,089,484	465,330

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		57,439	6,823	18,645
Gains (losses) on net investment hedge	9	(60,563)	(7,133)	(17,495)
Changes in the fair value of financial assets at fair value through other comprehensive income		24,203	698	4,160

	Other comprehensive income (loss) for the year, net of tax	21,079	388	5,310

Total comprehensive income for the year		2,102,568	1,089,872	470,640

Net income attributable to:
Owners of the Parent company		2,076,430	1,080,484	461,440
Non-controlling interest		5,059	9,000	3,890

Total comprehensive income attributable to:
Owners of the Parent company		2,097,509	1,080,872	466,750
Non-controlling interest		5,059	9,000	3,890

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share (*)	36	3.7597	2.1125	0.9358
Diluted earnings per share (*)	36	3.7138	2.1115	0.9358

(*) The basic and diluted earnings per common share are in effect with the reverse share split occurred on November 30, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity In thousands of Brazilian Reais

	Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2017		20	254,602	685,731	203,446	-	1,143,799	7,923	1,151,722
Net income for the year		-	-	-	-	461,440	461,440	3,890	465,330
Other comprehensive income, net		-	-	-	5,310	-	5,310	-	5,310
Transactions with shareholders - contributions and distributions
Capital contributions	28	1	673,293	-	-	-	673,294	-	673,294
Corporate reorganization		-	-	525	-	-	525	-	525
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	409	-	409	(788)	(379)
Allocations of the net income for the year
Transfer to capital reserves	28	-		261,440	-	(261,440)	-	-	-
Dividends distributed	28	-		-	-	(200,000)	(200,000)	(4,090)	(204,090)
Balances at December 31, 2018		21	927,895	947,696	209,165	-	2,084,777	6,935	2,091,712

Comprehensive income for the year
Net income for the year		-	-	-	-	1,080,484	1,080,484	9,000	1,089,484
Other comprehensive income, net		-	-	-	388	-	388	-	388
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.1	2	4,504,824	-	-	-	4,504,826	-	4,504,826
Transactions costs from proceeds from the issuance of shares	1.1	-	(22,824)	-	-	-	(22,824)	-	(22,824)
Other equity transactions
Share based plan	35	-	-	5,371	-	-	5,371	-	5,371
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	374	-	374	(2,229)	(1,855)
Allocations of the net income for the year
Transfer to capital reserves		-	-	580,484	-	(580,484)	-	-	-
Dividends distributed	28	-	-	-	-	(500,000)	(500,000)	(11,143)	(511,143)
Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the year
Net income for the year		-	-	-	-	2,076,430	2,076,430	5,059	2,081,489
Other comprehensive income, net		-	-	-	21,079	-	21,079	-	21,079
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.2	-	1,412,930	-	-	-	1,412,930	-	1,412,930
Transactions costs from proceeds from the issuance of shares	1.2	-	(1,649)	-	-	-	(1,649)	-	(1,649)
Other equity transactions
Share based plan	35	-	-	232,785	-	-	232,785	6	232,791
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(362)	-	(362)	944	582
Allocations of the net income for the year
Transfer to capital reserves		-	-	2,076,430	-	(2,076,430)	-	-	-
Dividends distributed		-	-	-	-	-	-	(5,567)	(5,567)
Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	10,894,609	3,005	10,897,614

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2020	2019	2018
Operating activities
Income before income tax		2,421,413	1,544,109	640,728

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	67,422	53,080	24,470
Amortization of intangible assets	16	75,839	37,630	28,318
Loss or write-off of property, equipment, intangible assets and leases, net	16	73,140	11,245	19,915
Share of profit or (loss) in joint ventures and associates	15	(862)	-	-
Expected credit losses on financial assets		55,564	9,410	8,220
(Reversal of) Provision for contingencies, net	30	2,045	(1,601)	7,897
Net foreign exchange differences		1,478	3,636	(25,832)
Share based plan		232,791	5,371	-
Interest accrued		56,923	86,862	64,330

Changes in assets and liabilities
Securities (assets and liabilities)		(42,954,505)	(20,188,931)	(2,929,021)
Derivative financial instruments (assets and liabilities)		1,023,937	825,719	(492,024)
Securities trading and intermediation (assets and liabilities)		10,605,139	4,201,246	1,969,621
Securities purchased under agreements to resell		2,862,311	(2,919,480)	(5,635,630)
Accounts receivable		(46,247)	(243,893)	(92,809)
Loan operations		(3,925,042)	(386)	-
Prepaid expenses		(1,303,853)	7,040	(31,380)
Other assets and other financial assets		(23,078)	(14,162)	(58,964)
Securities sold under repurchase agreements		16,200,937	8,997,713	6,126,676
Accounts payable		564,324	132,235	63,000
Deposits		2,951,555	70.195	-
Structured operations certificates		2,158,985	19.474	-
Social and statutory obligations		174,725	241,033	81,253
Tax and social security obligations		182,391	(9,223)	4,463
Private pension liabilities		9,628,823	3,743,031	16,059
Other liabilities and other financial liabilities		1,016,397	8,829	14,524

Cash from operations		2,102,552	(3,379,819)	(196,186)

Income tax paid		(518,971)	(402,574)	(202,443)
Contingencies paid	30	(1,629)	(3,172)	(3,933)
Interest paid		(71,224)	(28,427)	(54,185)
Net cash flows from (used in) operating activities		1,510,728	(3,813,992)	(456,747)

Investment activities
Acquisition of intangible assets	16 (b)	(146,368)	(88,949)	(53,517)
Acquisition of property and equipment	16 (a)	(145,164)	(72,499)	(83,149)
Acquisition of subsidiaries, net of cash acquired	5 (ii)	(62,443)	-	(10,413)
Investment in associates and joint ventures		(228,035)	-	-
Net cash flows used in investing activities		(582,010)	(161,448)	(147,079)

Financing activities
Proceeds from borrowings	40	-	-	325,370
Payments of borrowings and lease liabilities	40	(152,868)	(123,332)	(689,634)
Proceeds from issuance of debentures	40	-	400,000	400,000
Payments of debentures	40	(400,000)	(11,815)	-
Repurchase of debentures	40	(64,717)	-	-
Dividends paid to owners of the parent	28(c)	-	(500,000)	(325,000)
Proceeds from the issuance of shares	1.1 / 1.2	1,411,281	4,482,002	673,294
Transactions with non-controlling interests		582	(1,855)	146
Dividends paid to non-controlling interests		(5,567)	(11,143)	(4,090)
Net cash flows from financing activities		788,711	4,233,857	380,086

Net increase (decrease) in cash and cash equivalents		1,717,429	258,417	(223,740)

Cash and cash equivalents at the beginning of the fiscal year		887,796	626,863	835,493
Effects of exchange rate changes on cash and cash equivalents		55,163	2,516	15,110
Cash and cash equivalents at the end of the fiscal year		2,660,388	887,796	626,863
Cash		1,954,788	109,922	68,407
Securities purchased under agreements to resell	6	593,673	654,057	488,809
Interbank certificate deposits	7	111,927	123,817	69,647

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, XP Inc. was incorporated in 2019 and is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented.The comparative historical figures presented in these financial statements are the ones of the predecessor entity, XP Investimentos S.A.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 55.40% of voting rights and whose is ultimately controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

On November 29, 2019, the Group carried out a corporate reorganization in order to prepare the structure to the Initial Public Offering of its shares. As result, the capital contributed by the shareholders on XP Investimentos S.A. were transferred and incorporated on XP Inc. Therefore the shareholders have a direct stake on XP Inc. which controls XP Investimentos S.A. and the other operating companies of the Group.

These consolidated financial statements were approved by the Board of Director’s meeting on February 22, 2021.

1.1	Initial Public Offering and resulting transactions

On December 13, 2019, the Company completed its Initial Public Offering (“IPO”), offering 72,510,641 of Class A common shares, of which 42,553,192 new shares were offered by the Company and the remaining 29,957,449 shares were offered by selling shareholders. Additionally, the underwriters executed an option to purchase 10,876,596 additional Class A common shares at the initial public offering price which resulted in a total of 83,387,237 Class A common shares sold.

The initial offering price per Class A common share was US$ 27.00, resulting in gross proceeds of US$ 1,148,936 thousand (or R$ 4,705,803) to XP Inc, deducting R$200,977 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$44,726 thousand regarding other offering expenses, of which R$21,902 thousand was recognized directly in income statements and an amount of R$22,824 in equity as transaction costs.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration N° 333-234719), which was declared effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on December 11, 2019 under the symbol “XP”.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
1.2	Follow-on public offering

On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.

On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda.. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

The offering price per Class A common share was US$ 39.00, resulting in gross proceeds of US$ 283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.

1.3	COVID-19

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The current pandemic has negatively impacted the global, national and regional economies and disrupted supply chains and otherwise reduce international trade and business activity. As a consequence of this pandemic, most of the Group’s employees is working from home. During the pandemic, the Group maintained trading platforms and other services available to clients without interruption. XP has played a valuable role on keeping our clients connected to the market and reinforce our mission to our clients.

Based on thorough assessments about the well-being and performance of our workforce, management announced on September 11, 2020, the permanent and company-wide adoption of the home-office model. The impacts is described in Note 16 (a).

The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments however has not identified relevant impact to the financial performance or position of the group as December 31, 2020. The Company has sufficient headroom to enable it to comply with its covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.

2.	Basis of preparation of the financial statements

(i)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements are presented in Brazilian reais (“R$”),our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects.

(ii)	New and amended standards adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for the consolidated financial statements beginning on or after 1 January 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but not yet effective.

Amendments to IFRS 3 Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all the of inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future e periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedge item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provided a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with order information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Conceptual Framework for Financial Reporting

The Conceptual Framewrok is not a standard, an none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help prepares develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

(iii)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2020 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(iv)	Basis of consolidation and equity accounting

The consolidated financial statements comprise the consolidated balance sheets of the Company as of December 31, 2020 and 2019 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2020, 2019 and 2018.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

(iii)	Joint ventures

The Group has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(iv)	Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

(v)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 31), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet.

See Note 31 (c) for a breakdown of revenues and income and selected assets from external customers by country of domicile.

(vi)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.

The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside of Brazil have different functional currencies, including US Dollar ("USD"), Euro ("EUR"), Pound sterling (“GBP”) and Swiss Franc (“CHF”).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of income and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within interest expense on debt.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3.	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

1) Financial assets

Initial recognition and measurement

On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVPL”).

The classification of financial assets at initial recognition is based on either (i) the Company’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the Company’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Classification and subsequent measurement

(i)   Financial assets at FVPL

Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. This category includes securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Derivative financial instruments, including separated embedded derivatives, are also classified as Securities unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset. Financial assets measured at FVTPL consist of Securities owned and sold short.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(ii)   Financial assets at FVOCI

The Group measures financial assets at FVOCI if both of the following conditions are met:

.	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.

.	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group's financial assets at FVOCI includes certain debt instruments.

Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as income in the profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group has no equity instruments that have been irrevocably classified under this category.

(iii)   Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

.	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.

.	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under agreements to resell', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

.	The contractual rights to receive cash flows from the asset have expired.

.	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Expected credit loss on financial assets

The Group recognizes expected credit losses ("ECLs") for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.

Stage 1: overdue less than 30 days. It is understood that a financial instrument in this stage does not present a significant increase in the risk since initial recognition. The provision for this asset represents the expected loss resulting from possible noncompliance in the next 12 months.

Stage 2: overdue 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial instrument falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial instrument remaining life (lifetime).

Stage 3: overdue 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

For accounts receivables, and other financial contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

For debt instruments at FVOCI, the Group applies the low credit risk simplification at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

2) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group's financial liabilities include 'Securities Loaned', 'Derivative financial instruments', 'Securities purchased under agreements to resell', 'Securities trading and intermediation', long-term debts such as 'Borrowings and lease liabilities' and 'Debentures', 'Accounts payables' and 'Other financial liabilities'.

Classification and subsequent measurement

(i)   Financial liabilities at FVPL

Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.

Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through PL unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through PL are recognized in profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through PL and recognized at fair value.

(ii)   Amortized cost

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the profit or loss.

This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings and Lease Liabilities', 'Debentures', 'Accounts payables' and 'Other financial liabilities'.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

3) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 37.

4) Derivative financial instruments and hedging activities

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges), or

•	hedges of a net investment in a foreign operation (net investment hedges).

At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
a)	Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, The Group uses the Dollar Offset Method. The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

(iii)	Cash and cash equivalents

Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities in three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under agreements to resell and bank deposit certificates measured at fair value through profit and loss that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value.

(iv)	Securities purchased under agreements to resell and obligations related to securities sold under repurchase agreements

The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

(v)	Securities trading and intermediation (receivable and payable)

Refers to transactions at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:

• Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers; and

• Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset and in the event the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customer at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.

Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity was immaterial for all periods presented.

(vi)	Loan operations

Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are subsequently measured at amortised cost using the effective interest method, less expected credit loss. See note 10 for further information about the Company’s accounting for Loan Operations and note 3(iii) for a description of the Company’s Expected Losses on Financial Assets.

Interest income from these financial assets is included in Net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in profit or loss and presented in Note 14. Expected credit losses are presented as a separate line item in profit or loss.

(vii)	Prepaid expenses

Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums.

(viii)	Leases

As of January 1, 2019 the Group has adopted IFRS 16, replacing IAS 17, which was applicable until December 31, 2018. Both accounting practices are explained below.

IAS 17 - Leases

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

IFRS 16 Leases

Effective from January 1, 2019, IFRS 16 was issued in January 2016 and supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to the recognition of finance leases under IAS 17.

The Group has adopted IFRS 16 from January 1, 2019 using the modified retrospective method of adoption, under which the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application and not restated comparatives for the 2018 and 2017 reporting period. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

Practical expedients and exemptions applied

In applying IFRS 16 for the first time, the Group has used the following permitted practical expedients:

•	applying only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application;

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as of January 1, 2019;

•	exempting leases contracts with a remaining lease term of less than 12 months as of January 1, 2019 and not containing a purchase option (short-term leases);

•	exempting lease contracts for which the underlying asset is of low value (low-value assets);

•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

i)     Measurement of lease liabilities and right-of-use assets

The Group leases its main offices and certain equipments under non-cancelable operating lease agreements. The lease terms varies from one to ten years, and the majority of the lease agreements is renewable at the end of the lease period at market rates. The Group has no lease contracts previously classified as finance leases and existing contracts do not include variable payments or residual value guarantees.

As a result of initial adoption, there is no impact to retained earnings in equity on January 1, 2019. Right-of-use assets are presented in a separate line item in the balance sheet under “Right-of-use assets” group, while the lease liabilities are presented within borrowings in the line item “Borrowings and lease liabilities” in the balance sheet.

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(ix)	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Annual Rate (%)
Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

(x)	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in profit or loss.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

ii)	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
iii)	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than (i) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2020 and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

(xi)	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the profit or loss is not reversed.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(xii)	Taxes

i)	Current income and social contribution taxes

Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:

•	Actual Profit Method (“APM”), where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.

•	Presumed Profit Method (“PPM”), where taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by Brazilian Revenue Service (“RFB”) according to type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment are required during the quarters. This method can be adopted only by entities with gross revenue up to a annually revised threshold determined by tax authorities.

The tax rates applicable to APM or PPM are also defined according to entities’ main activity:

•	Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$ 20 per month (or R$ 240 annually).

•	Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%. As of march, 2020, Brazilian banks (i.e, Banco XP) are subject to a CSLL rate of 20%.

From 2015 to 2018, the CSLL rate was temporarily increased to 20% for all Brazilian financial entities by means of federal Law 12.169/2015.

ii)	Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
iii)	Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost / expense, in profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 31) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% e 7.60%, respectively.

Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rate applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM) and Insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.

•	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 31) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and Rio de Janeiro refers to the rate most commonly levied on the Group’s operations.

•	INSS is a social security charge levied on wages paid to employees.

(xiii)	Equity security loans

Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The Equity security loans is recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 31 b).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(xiv)	Borrowings and debentures

Borrowings and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in profit or loss over the period of the borrowings using the effective interest rate method.

Borrowing and debentures costs are recognized as interest expense on debt in the period in which they are incurred. The Group does not have qualifying assets to which costs could be capitalized.

(xv)	Accounts payables

Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(xvi)	Private pension liabilities

Private pension plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.

The private pension products offered by Company do not contain significant insurance risk where the Company accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9, Financial Instruments (“IFRS 9”).

(xvii)	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(xviii)	Employee benefits

i)	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii)	Share-based plan

The establishment of the shared-based plan was approved by the board of Director’s meeting on December 6, 2019.

The Company launched two share-based plans, the Restricted Stock Unit “RSU” and the Performance Share Unit (“PSU”). The shared-based plans are designed to provided long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•	Including any market performance conditions;

•	Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;

•	Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transactions costs (including withholding taxes) are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in Note 35.

iii)	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Employee profit-sharing terms are broader established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(xix)	Share capital

Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xx)	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 36).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (Note 36).

(xxi)	Revenue and income

1)	Revenue from contracts with customers

Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services.

The Group applies the following five steps: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when or as the entity satisfies a performance obligation.

Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

The Group has discretion to involve and contract a third-party providers in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

The Group main types of revenues contracts are:

i)	Brokerage commission

Brokerage commission revenue consist of revenue generated through commission-based brokerage services on each transaction carried out on i.e. the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
ii)	Securities placement

Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms and it is probable that a significant revenue reversal will not occur.

iii)	Management fees

Management fees relates substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees are performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

iv)	Insurance brokerage fee

Refers to insurance brokerage, capitalization, pension plans and health insurance through the intermediation of the sale of insurance services.

Revenues are recognized after the provision of brokerage services to insurers. Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied.

v)	Educational services

Educational revenue relates to advising and consulting on finance, financial planning, business management and the development of courses and business training programs in the national territory through the development and management of courses.

vi)	Other services

Other services refers to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

2)    Net income from financial instruments

Net income from financial instruments include realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
4.	Significant estimated and judgements

The preparation of the financial statements according to accounting policies described in Note 3 requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual results may differ from these estimates. In addition, this note also explains where there have been actual adjustments this year as a result of and error and of changes to previous estimates.

Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

(i)	Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(ii)	Expected credit losses on financial assets

The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

(iii)	Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized.

(iv)	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

As of December 31, 2020, the Group did not identify evidence that could indicate that useful lives described in Note 3 ((ix) and (x)) should be revised. Therefore, the Group concluded that changes to the estimated useful live was not deemed necessary.

(v)	Impairment of non-financial assets, including goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(vi)	Provision for contingent liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

5.	Group structure

(i)	Subsidiaries

The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2020	2019	2018

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	-

Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iv)	Brazil	Private pension and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	-
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital Content services	100.00%	99.99%	99.70%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.76%	99.76%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance Broker	99.99%	99.99%	99.82%
XP Gestão de Recursos Ltda.	Brazil	Asset management	94.80%	93.70%	92.80%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting service	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.50%	99.57%	99.52%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.45%	99.42%	99.60%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
Leadr Serviços Online Ltda.	Brazil	Social media	99.99%	99.99%	-
Spiti Análise Ltda.	Brazil	Research	95.00%	99.99%	-
Chamaleon Bravery Unipessoal LDA	Portugal	Investment Advisor (pending regulatory approval)	100.00%	100.00%	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
Sartus Capital LTD	UK	Investment advisor	100.00%	100.00%	100.00%
XP Private (Europe) S.A.	Switzerland	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
Xperience Market Services LLC (vi)	USA	Non-operational	100.00%	100.00%	-
XP Holding International LLC (ii)	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda. (v)	Brazil	Asset management	98.70%	-	-
XP LT Gestão de Recursos Ltda. (v)	Brazil	Asset management	92.00%	-	-
Carteira Online Controle de Investimentos Ltda. - ME (iii)	Brazil	Investment consolidation platform	99.99%	-	-
Antecipa S.A. (iii)	Brazil	Receivables Financing Market	100.00%	-	-
XP Allocation Asset Management Ltda. (v)	Brazil	Asset management	99.99%	-	-
Track Índices Consultoria Ltda. (v)	Brazil	Index Provider	100.00%	-	-
XP Eventos Ltda. (v)	Brazil	Media and Events	99.00%	-	-
DM10 Corretora de Seguros Ltda. (iii)	Brazil	Insurance Broker	100.00%	-	-

Consolidated investments funds
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Galea Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	-	100.00%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Spatha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	-	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	-
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (vi)	Brazil	Investment fund	-	100.00%	-
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	-
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (v)	Brazil	Investment fund	100.00%	100.00%	-
XP High Yield Fund SP (v)	Cayman	Investment fund	100.00%	100.00%	-
XP International Fund SPC (v)	Cayman	Investment fund	100.00%	100.00%	-
XP Managers Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	100.00%	100.00%	-

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	Subsidiaries legally merged into their respective immediate parent, with no impact on the consolidated financial statements.
(iii)	New subsidiaries acquired in 2020. See further details in Note 5 (ii) below.
(iv)	Subsidiaries incorporated in 2018 for operating in the private pension and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil
(v)	New subsidiaries and investment funds incorporated in the year. (vi) Subsidiaries and investment funds closed or incorporated by others during the year.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)	Business combinations

Acquisitions in 2020

The preliminary fair value of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	Fliper	Antecipa	DM10	Total
Assets
Cash	617	1,917	275	2,809
Other assets	0	79	411	490
Intangible assets (Note 16(b))	2,869	7,819	2,950	13,638
	3,486	9,815	3,636	16,936
Liabilities
Other liabilities	(6,159)	(198)	(1,522)	(7,879)

Total identifiable net assets at fair value	(2,673)	9,617	2,114	9,057
Goodwill arising on acquisition (Note 16 (b))	39,832	22,965	14,886	77,683
Contingent consideration	10,100	4,083	-	14,183
Purchase consideration transferred	47,259	36,665	17,000	100,923

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(617)	(1,917)	(275)	(2,809)
Payable in installments	-	(15,487)	(6,000)	(21,488)
Contingent consideration	(10,100)	(4,083)	-	(14,183)
Net of cash flow on acquisition (investing activities)	36,542	15,178	10,724	62,443

For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	2,181	Multi-period excess earning method	5.5 years
Trademark	3,314	Relief from royalty	5 years
Technology	8,143	Relief from royalty	5 years

For the concluded acquisitions, the total consideration paid is R$100,923, being: i) R$62,443 paid in cash, ii) R$21,488 payable in three consecutives annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$14,183 as a fair value of the contingent consideration.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination presented above and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

In addition, the Company incurred direct costs for the business combinations which were expensed as incurred.

The results of operations of the businesses acquired for periods prior to acquisitions, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.

Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)

On June 5, 2020, the Group entered into an agreement, to acquire 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)

On September 9, 2020, the Group entered into an agreement, to acquire 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is an marketplace that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On September 24, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Antecipa S.A. (“Antecipa”)

On September 29, 2020, the Group entered into an agreement, to100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform focused on financing of receivables and offering an efficient alternative for companies to optimize its cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020, acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Riza Capital Consultoria de Investimentos S.A (“Riza”)

On December 23, 2020 the Group entered into an agreement, to acquire 100% of total share capital of Riza an independent financial advisory company. Riza has one of the most seasoned and respected teams in the segment, with experience in important financial institutions and active participation in some of the most relevant M&A transactions over the last decades. The transaction is aligned with XP Inc.’s strategy to reinforce its Capital Markets ecosystem.

The acquisition date fair value of net assets acquired, including the allocation of the purchase price has not been completed by the Group as of the date of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
6.	Securities purchased under agreements to resell

	2020	2019

Available portfolio	1,409,637	971,991
National Treasury Notes (NTNs) (a)	876,102	771,099
Financial Treasury Bills (LFTs) (a)	452,691	195,980
National Treasury Bills (LTNs) (a)	44,091	4,912
Debentures (b)	36,753	-

Collateral held	5,217,772	8,518,099
National Treasury Bills (LTNs) (a)	976,419	1,764,410
National Treasury Notes (NTNs) (a)	4,241,353	6,753,689

Total (c)	6,627,409	9,490,090

(a) Refers to fixed-rate fixed-income and low-risk investments issued by financial institutions, collateral-backed by debentures.

(b) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 1.91% p.a. (4.63% p.a. as of December 31, 2019).

(c) Includes expected credit loss in the amount of R$ 370.The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

As of December 31, 2020, R$ 593,673 (2019 - R$ 654,057) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

7.	Securities

a)	Securities classified at fair value through profit and loss and at fair value through other comprehensive income are presented in the following table:

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets (ii)
At fair value through profit or loss	49,157,111	49,590,013	22,332,936	22,443,392
Brazilian government bonds	30,752,903	31,129,671	15,404,300	15,494,046
Investment funds (ii)	11,216,914	11,221,774	3,047,198	3,047,198
Stocks issued by public-held company	3,802,610	3,802,470	1,562,965	1,562,965
Debentures	1,111,595	1,114,967	885,344	885,068
Uniated States government bonds	590,710	602,214	-	-
Structured transaction certificate	485,012	515,960	237,112	256,381
Bank deposit certificates (i)	371,455	372,329	244,071	246,827
Agribusiness receivables certificates	359,607	363,721	598,085	589,525
Certificate of real estate receivable	97,606	96,930	75,922	75,123
Financial credit bills	81,465	82,209	98,068	106,759
Real estate credit bill	474	477	1,282	1,300
Others (iii)	286,760	287,291	178,589	178,200

(i)	Bank deposit certificates include R$ 111,927 (December 31, 2019 – R$123,817) is being presented as cash equivalents in the statements of cash flows.

(ii)	Financial assets include R$ 13,387,913 (December 31, 2019 – R$ 3,759,090) amounts related to Specially Constituted Investment Fund (“FIE”) as presented in Note 26. Investments funds include 10,625,520 (December 31, 2019 – R$ 2,249,459) of XP Vida e Previdência S.A..

(iii)	Mainly related to bonds issued and traded overseas.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
b)	Securities at fair value through other comprehensive income are presented in the following table

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
National treasury bill (i)	19,011,499	19,039,044	2,608,325	2,616,118

(i) Includes expected credit losses in the amount of R$ 8,855 . The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

c)	Securities evaluated at amortized cost are presented in the following table:

	2020		2019
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost
Bonds (i)	1,829,791	1,828,704	2,266,971	2,266,971

(i) Includes expected credit losses in the amounts of R$1,087 . The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	2,237,442	2,237,442	2,021,707	2,021,707

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Below is presented the securities classified by maturity:

		Assets		Liabilities
	2020	2019	2020	2019

Financial assets
At fair value through PL and at OCI
Current	34,572,107	9,804,819	2,237,442	2,021,707
Non-stated maturity	15,246,105	4,999,333	2,237,442	2,021,707
Up to 3 months	794,025	257,544	-	-
From 3 to 12 months	18,531,977	4,547,942	-	-

Non-current	34,065,805	15,254,691	-	-
After one year	34,065,805	15,254,691	-	-

Evaluated at amortized cost
Current	1,829,791	2,266,971	-	-
Up to 3 months	1,623,487	807,218	-	-
From 3 to 12 months	206,304	1,459,753	-	-

Total	70,467,703	27,326,481	2,237,442	2,021,707

The reconciliation of expected loss to financial assets at amortized cost – securities segregate by stage according with IFRS 9 is demonstrated in Note 14.

8.	Derivative financial instruments

The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares.

The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria:

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers, Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Positions with derivative financial instruments as of December 31, 2020 and 2019 are shown below:

				2020
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional
Swaps	777,816	5,578,227	870,393	6,143,671
Forward contracts	456,724	2,905,411	200,272	3,035,011
Futures contracts	26,535	43,100,609	13,221	44,981,642
Options	6,298,358	681,464,674	6,735,478	614,741,256
Total	7,559,433	733,048,921	7,819,364	668,901,580

				2019
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional
Swaps	1,133,768	3,955,473	485,164	3,420,857
Forward contracts	187,392	1,857,542	2,480	164,209
Futures contracts	21,809	15,920,584	-	-
Options	2,742,035	498,484,022	2,741,592	488,482,756
Total	4,085,004	520,217,621	3,229,236	492,067,822

Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	2020
	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Swap contracts	777,816	10%	35,241	206,921	535,654
Forward contracts	456,724	6%	230,862	201,324	24,538
Future contracts	26,535	1%	26,535	-	-
Options	6,298,358	83%	2,327,062	2,351,285	1,620,011
Total	7,559,433	100%	2,619,700	2,759,530	2,180,203

Liabilities
Options	6,735,478	87%	2,152,890	2,378,689	2,203,899
Forward contracts	200,272	3%	133,679	49,102	17,491
Future contracts	13,221	1%	542	1,742	10,937
Swap contracts	870,393	11%	99,249	213,532	557,612
Total	7,819,364	100%	2,386,360	2,643,065	2,789,939

	2019
	Fair value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Swap contracts	1,133,768	27	10,418	700,668	422,682
Forward contracts	187,392	5	159,163	28,175	54
Future contracts	21,809	1	21,809	-	-
Options	2,742,035	67	1,837,073	577,177	327,785
Total	4,085,004	100	2,028,463	1,306,020	750,521

Liabilities
Options	2,741,592	85	1,745,532	637,393	358,667
Forward contracts	2,480	1	1,693	325	462
Swap contracts	485,164	14	15,838	40,687	428,639
Total	3,229,236	100	1,763,063	678,405	787,768

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Derivatives financial instruments by index:

	2020		2019
	Notional	Fair Value	Notional	Fair Value
Swap Contracts
Asset Position
Interest	5,014,934	776,215	3,955,473	1,133,768
Foreign exchange	563,293	1,601	-	-

Liability Position
Interest	6,143,671	(870,393)	3,420,857	(485,164)

Forward Contracts
Asset Position
Foreign exchange	2,546,940	98,253	1,710,648	40,499
Share	325,519	325,519	-	-
Interest	32,952	32,952	146,893	146,893

Liability Position
Foreign exchange	3,002,067	(167,328)	162,551	(822)
Shares	-	-	1,658	(1,658)
Interest	32,944	(32,944)	-	-

Future Contracts
Purchase commitments
Foreign exchange	-	-	965	329
Interest	43,100,609	26,535	15,919,619	21,480
Commitments to sell
Interest	44,981,642	(13,221)	-	-
Options
Purchase commitments
Foreign exchange	-	-	37,500	82,369
Share	5,827,205	1,074,507	1,770,220	210,448
Interest	675,637,469	5,223,851	496,676,302	2,449,218

Commitments to sell
Foreign exchange	-	-	37,500	(94,612)
Shares	9,229,113	(945,828)	2,511,960	(229,291)
Commodities			-	-
Interest	605,512,143	(5,789,650)	485,933,296	(2,417,689)

Assets		7,559,433		4,085,004
Liabilities		(7,819,364)		(3,229,236)
Net		(259,931)		855,768

9.	Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge.For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the year ended December 31, 2020, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities
2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	-	52,299	349,218	(60,563)
Total	245,986	-	52,299	349,218	(60,563)

2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	-	5,946	248,896	(7,133)
Total	186,412	-	5,946	248,896	(7,133)

2018
Foreign exchange risk
Hedge of net investment in foreign operations	147,179	-	18,645	225,901	(17,495)
Total	147,179	-	18,645	225,901	(17,495)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
b)	Fair value hedge

The fair value hedging strategy of the Group consists of hedging the exposure of Fixed-Income securities carried out through structured operations certificates.

The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities
2020
Interest rate risk
Hedge of fixed-income securities	-	2,178,459	(47,923)	2,188,732	46,795
Total	-	2,178,459	(47,923)	2,188,732	46,795

There was no ineffectiveness during 2020, 2019 and 2018 in relation to the foreign net investment hedge.

					2020
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	2,188,732	-	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 8.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	December 31, 2020			December 31, 2019			December 31, 2018
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	2,188,732	(47,923)	46,795	-	-	-	-	-	-
Hedge of net investment in foreign operations	349,218	52,299	(60,563)	248,896	5,946	(7,133)	225,901	18,645	(17,495)
Total	2,537,950	4,376	(13,768)	248,896	5,946	(7,133)	225,901	18,645	(17495)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the breakdown notional value by maturity of the hedging strategies:

	2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	-	-	146,547	202,671	-	-	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950
	2019
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of net investment in foreign operations	7,658	-	-	91,698	149,540	-	248,896
Total	7,658	-	-	91,698	149,540	-	248,896
	2018
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of net investment in foreign operations	-	-	-	-	-	225,901	225,901
Total	-	-	-	-	-	225,901	225,901

10.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2020	2019
Retail
Pledged asset loan	2,698,018	388
Non-pledged loan	116,978	-
Credit card	51,270	-
Corporate
Pledged asset loan	946,008	-
Non-pledged loan	113,155	-
Total Loans operations	3,925,429	388
Expected Credit Loss (Note 14(b))	(7,101)	(2)
Total loans operations, net of Expected Loss	3,918,328	386

By maturity	2020	2019
Due in 3 months or less	160,918	388
Due after 3 months through 12 months	580,183	-
Due after 12 months	3,184,328	-
Total Loans operations	3,925,429	388

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
By concentration
	2020	2019
Largest debtor	150,040	71
10 largest debtors	726,904	310
20 largest debtors	1,043,583	375
50 largest debtors	1,521,310	388
100 largest debtors	1,885,614	388

XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are fully collaterized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

Certain loans operations originated by the collateralized credit has insignificant risk of loss, which results in no loss allowance being recognised in accordance with the Group's expected credit loss model. The carrying amount of such financial assets is R$ 297,443 at December 31, 2020 (December 31, 2019:nill).

The reconciliation of gross carrying amount and the expected credit loss in loan operations segregate by stage according with IFRS 9 were demonstrated in Note 14. These stages are periodically reassessed in accordance with XP Inc.’s credit risk policy.

11.	Accounts receivable

	2020	2019
Customers (a)	455,253	458,776
Dividends and interest receivable on equity capital - Funds	6,393	7,052
Other (b)	51,131	702
(-) Expected credit losses on accounts receivable (Note 14(b))	(6,418)	(4,501)
Total	506,359	462,029

(a) Refers to receivables from management fee arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2020 and 2019.

(b) Mainly related to accounts receivable from B3.

The reconciliation of gross carrying amount and the expected credit loss in Accounts receivable segregate by stage according with IFRS 9 were demonstrated in Note 14.

12.	Recoverable taxes

	2020	2019
Prepayments of income taxes (IRPJ and CSLL)	122,070	225,465
Contributions over revenue (PIS and COFINS)	3,993	16,859
Taxes on services (ISS)	979	846
Value added taxes (VAT)	581	150
Total	127,623	243,320

Current	127,623	243,320
Non-current	-	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
13.	Prepaid expenses

	2020	2019
Commissions and premiums paid in advance (a)	1,314,771	49,233
Marketing expenses	28,056	9,678
Services paid in advance	6,245	2,043
Other expenses paid in advance	44,465	28,730
Total	1,393,537	89,684

Current	283,183	56,605
Non-current	1,110,354	33,079

(a)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

14.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)      Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation by stage of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	16,431,781	-	-	-	-	19,047,899

Financial assets amortized cost
Securities	2,266,971	(437,180)	-	-	-	-	1,829,791
Securities purchased under agreements to resell	9,490,090	(2,862,311)	-	-	-	-	6,627,779
Loans and credit card operations	-	3,599,808	-	-	-	-	3,599,808

Total on-balance exposures	14,373,179	16,732,098	-	-	-	-	31,105,277

Total exposures	14,373,179	16,732,098	-	-	-	-	31,105,277

Stage 2	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Closing balance December 31, 2020

Financial assets amortized cost
Loans and credit card operations	-	325,621	-	-	-	-	325,621

Total on-balance exposures	-	325,621	-	-	-	-	325,621

Off-balance exposures (credit card limits)	-	35,810	-	-	-	-	35,810

Total exposures	-	361,431	-	-	-	-	361,431

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Stages	Balance at December 31, 2019	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	-	16,431,781	19,047,899

Financial assets amortized cost
Securities	2,266,971	-	(437,180)	1,829,791
Securities purchased under agreements to resell	9,490,090	-	(2,862,311)	6,627,779
Loans and credit card operations	-	-	3,925,429	3,925,429

Total on-balance exposures	14,373,179	-	17,057,719	31,430,898

Off-balance exposures (credit card limits)	-	-	-	35,810

Total exposures	14,373,179	-	17,057,719	31,466,708

For December 31, 2020, XP Group does not have financial assets classified as a Stage 3.

Stage 1	Balance at December 31, 2018	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2019

Financial assets at fair value through other comprehensive income
Securities	695,778	1,920,340	-	-	-	-	2,616,118

Financial assets amortized cost
Securities	155,292	2,111,679	-	-	-	-	2,266,971
Securities purchased under agreements to resell	6,570,610	2,919,480	-	-	-	-	9,490,090

Total on-balance exposures	7,421,680	6,951,499	-	-	-	-	14,373,179

Total exposures	7,421,680	6,951,499	-	-	-	-	14,373,179

Consolidated Stages	Balance at December 31, 2018	Purchases / (Settlements)	Closing balance December 31, 2019

Financial assets at fair value through other comprehensive income
Securities	695,778	1,920,340	2,616,118

Financial assets amortized cost
Securities	155,292	2,111,679	2,266,971
Securities purchased under agreements to resell	6,570,610	2,919,480	9,490,090

Total on-balance exposures	7,421,680	6,951,499	14,373,179
Total exposures	7,421,680	6,951,499	14,373,179

For December 31, 2019, XP Group does not have financial assets classified as a Stage 3.

The following table presents the gross carrying amount of Financial assets measured at amortized cost that have their ECLs measured using the simplified approach:

Operations	2020	2019

Financial assets amortized cost
Securities trading and intermediation	1,107,051	523,613
Accounts Receivable	512,777	466,530
Other financial assets	73,466	23,301

Total	1,693,294	1,013,444

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

b)      Expected credit loss

The table below presents the changes in ECLs, measured according three stage model, for assets classified as Financial assets through other comprehensive income –and Financial assets measured at amortized cost in the period ended December 31, 2020 and December 31, 2019, segregated by stages:

Stage 1	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	-	8,855	-	-	-	-	8,855

Financial assets amortized cost
Securities	-	1,087	-	-	-	-	1,087
Securities purchased under agreements to resell	-	370	-	-	-	-	370
Loans and credit card operations	2	5,646	-	-	-	-	5,648

Total on-balance exposures	2	15,958	-	-	-	-	15,960
Total exposures	2	15,958	-	-	-	-	15,960

Stage 2	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	ECL at December 31, 2020

Financial assets amortized cost
Loans and credit card operations	-	1,453	-	-	-	-	1,453

Total on-balance exposures	-	1,453	-	-	-	-	1,453
Total exposures	-	1,453	-	-	-	-	1,453

Consolidated Stages	ECL at December 31, 2019	Derecognition	Increase / (Reversal)	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	-	-	8,855	8,855

Financial assets amortized cost
Securities	-	-	1,087	1,087
Securities purchased under agreements to resell	-	-	370	370
Loans and credit card operations	2	-	7,099	7,101

Total on-balance exposures	2	-	17,411	17,413

Total exposures	2	-	17,411	17,413

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the ECLs for the financial assets measured according to simplified approach approach in the period ended December 31, 2020 and December 31, 2019:

Expected Credit Losses	2020	2019

Financial assets amortized cost
Securities trading and intermediation	55,485	18,630
Accounts Receivable	6,418	4,501
Other financial assets	3,312	3,497
Total	65,215	26,628

c)       Expected credit losses segregated by products

It is presented below the expected credit losses for 2020 and 2019, segregated by the products:

Expected Credit Losses	2020	2019

Financial assets at fair value through other comprehensive income	8,855	-
Securities	8,855	-
Financial assets amortized cost	73,956	27,247
Securities	1,087	-
Securities purchased under agreements to resell	370	-
Loans and credit card operations	7,101	2
Securities trading and intermediation	55,485	18,630
Accounts Receivable	6,418	4,501
Other financial assets	3,495	4,114
Total losses for exposures	82,811	27,247

15.	Investments in associates and joint ventures

Set out below are the associates and joint venture of the Group as of December 31, 2020. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	% of ownership interest	Nature of relationship	Measurement method	Equity	Carrying amount
Du Agro Holdings S.A.	49%	Joint Venture (1)	Equity method	3,213	1,574
Wealth High Governance Holding de Participações S.A.	49.9%	Associate (2)	Equity method	149,520	74,610
O Primo Rico Mídia, Educacional e Participações Ltda.	20%	Associate (3)	Equity method	10,330	2,066
Total equity-accounted investments				163,063	78,250

(1) On June 23, 2020, the Company acquired a 49% interest in DuAgro Holdings S.A. (“DuAgro”), a joint venture involved in the agribusiness. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers.

(2) On September 8, 2020, the Company entered into an agreement to hold a 49.9% minority stake of the total share capital of Wealth High Governance Holding de Participações S.A. (“WHG”) formely denominated VPL Gestão Patrimonial e Participações S.A. With this transaction XP Inc. is complementing the existing offering to ultra-high-net-worth individual in the Wealth Management segment.

(3) O Primo Rico is a company focused on digital content services, including developing and selling financial education courses and online events.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Entity	December 31, 2019	Acquisition/Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	December 31, 2020
Du Agro Holdings S.A.	-	2,335	(777)	17	408	1,983
Wealth High Governance Holding de Participações S.A. (ii)	-	74,851	(240)	-	621,248	695,859
O Primo Rico	-	242	1,879	(56)	-	2,065
Total	-	77,428	862	(39)	621,656	699,907

(i) Related to the acquisitions of associates and joint ventures. As of December 31, 2020 the goodwill recognized is includes the value of expected synergies arising from the investments.

(ii) The Goodwill included an element of contingent consideration. The fair value of the contingent consideration is in Note 23.

16.	Property, equipment, intangible assets and leases

(a) Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress (ii)	Total

Balance as of January 1, 2018	13,743	13,261	4,907	15,162	-	47,073
Additions	22,319	10,448	376	9,930	40,076	83,149
Write-offs	(40)	(924)	(30)	(5,078)	(553)	(6,625)
Transfers	31	2,109	192	37,191	(39,523)	-
Depreciation in the year	(7,282)	(3,253)	(2,892)	(11,043)	-	(24,470)
Balance as of December 31, 2018	28,771	21,641	2,553	46,162	-	99,127
Cost	48,023	29,613	6,388	47,843	-	131,867
Accumulated depreciation	(19,252)	(7,972)	(3,835)	(1,681)	-	(32,740)

Balance as of January 1, 2019	28,771	21,641	2,553	46,162	-	99,127
Additions	15,039	9,942	664	22,315	24,539	72,499
Write-offs	(304)	(2,047)	-	(6,112)	-	(8,463)
Transfers	-	2,409	-	22,130	(24,539)	-
Depreciation in the year	(9,059)	(4,189)	(1,673)	(5,778)	-	(20,699)
Balance as of December 31, 2019	34,447	27,756	1,544	78,717	-	142,464
Cost	62,235	38,086	7,716	84,726	-	192,763
Accumulated depreciation	(27,788)	(10,330)	(6,172)	(6,009)	-	(50,299)

Balance as of January 1, 2020	34,447	27,756	1,544	78,717	-	142,464
Additions	15,457	5,539	1,239	2,650	120,279	145,164
Write-offs (i)	(2,432)	(6,191)	(535)	(41,376)	(963)	(51,497)
Transfers	(2,411)	516	(820)	14,279	(17,706)	(6,142)
Depreciation in the year	(11,179)	(5,004)	(425)	(9,349)	-	(25,957)
Balance as of December 31, 2020	33,882	22,616	1,003	44,921	101,610	204,032
Cost	53,871	32,592	2,158	54,890	101,610	245,121
Accumulated depreciation	(19,989)	(9,976)	(1,155)	(9,969)	-	(41,089)

(i)         As previously mentioned on Note 1.3, as a result of the COVID-19 pandemic, the Group decided to implement a permanent remote work model, which has resulted in the write-off of the corresponding properties and equipments of these offices.

(ii)        In 2020 are mainly related to the costs incurred so far in the development and construction of the new XP Inc’s headquarter - “Bioma XP”, located out of the city of São Paulo.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Intangible assets

	Software	Goodwill	Costumer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2018	25,700	372,701	49,970	20,238	14,598	483,207
Additions	27,828	9,799	-	1,009	24,680	63,316
Write-offs	(15)	-	-	-	(13,275)	(13,290)
Amortization in the year	(14,742)	-	(8,426)	(2,024)	(3,126)	(28,318)
Balance as of December 31, 2018	38,771	382,500	41,544	19,223	22,877	504,915
Cost	56,127	382,500	72,072	22,239	31,308	564,246
Accumulated amortization	(17,356)	-	(30,528)	(3,016)	(8,431)	(59,331)

Balance as of January 1, 2019	38,771	382,500	41,544	19,223	22,877	504,915
Additions	51,348	-	27,000	-	10,601	88,949
Write-offs	(2,283)	-	-	(33)	(466)	(2,782)
Amortization in the year	(21,526)	-	(7,945)	(2,702)	(5,457)	(37,630)
Balance as of December 31, 2019	66,310	382,500	60,599	16,488	27,555	553,452
Cost	104,270	382,500	105,977	22,239	39,823	654,809
Accumulated amortization	(37,960)	-	(45,378)	(5,751)	(12,268)	(101,357)

Balance as of January 1, 2020	66,310	382,500	60,599	16,488	27,555	553,452
Additions	117,129	-	1,188	-	28,051	146,368
Business combination (Note 5(ii))	8,143	91,866	2,181	3,314	-	105,504
Write-offs	(22,064)	-	-	-	-	(22,064)
Transfers	2,857	-	-	-	3,285	6,142
Amortization in the year	(57,222)	-	(5,683)	(9,054)	(3,880)	(75,840)
Balance as of December 31, 2020	115,153	474,366	58,285	10,748	55,011	713,563
Cost	219,029	474,366	76,050	52,616	55,011	877,071
Accumulated amortization	(103,876)	-	(17,765)	(41,868)	-	(163,508)

(c) Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the years ended December 31, 2020 and 2019, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.

Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

The Group performed its annual impairment test as of December 31, 2020 and 2019 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the four-year forecast period; based on past performance and management’s expectations of market development.

Budgeted gross margin	Based on past performance and management’s expectations for the future.

Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the four-year forecast period.

Annual capital expenditure	Expected cash costs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

The long-term growth rate utilised in the impairment test of goodwill is 6.50%.

Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 10.47%.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

d)       Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As of January 1, 2019	133,870	148,494
Additions (i)	123,529	124,283
Depreciation expense	(32,831)	-
Interest expense	-	17,613
Effects of exchange rate	2,910	2,995
Payment of lease liabilities	-	(37,979)
As of December 31, 2019	227,478	255,406

Current	-	52,771
Non-current	227,478	202,635

As of January 1, 2020	227,478	255,406
Additions (i)	62,003	55,820
Depreciation expense	(41,465)	-
Write-offs	(78,321)	(78,321)
Interest expense	-	19,456
Revaluation	(9,115)	(10,050)
Impairment	422	-
Effects of exchange rate	22,132	23,610
Payment of lease liabilities	-	(57,473)
As of December 31, 2020	183,134	208,448

Current	-	34,019
Non-current	183,134	174,429

(i) Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,910 for the period ended December 31, 2020 (1,746 – December 31, 2019). The total rent expense of R$ 9,615 (R$ 9,225 – December 31, 2019) , include other expenses related to leased offices such as condominium.

17.	Deposits

	2020	2019
Demands deposits (i)	44,536	70,190
Time deposits	2,977,214	4
Total	3,021,750	70,194

Current	2,524,651	70,194
Non-Current	497,099	-

(i)	Mainly related to contributions to be invested from clients of XP Vida e Previdência S.A.

Maturity 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	-	-	-	-	-	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,099	2,977,214
Total	112,037	1,185	57,781	191,886	2,161,762	497,099	3,021,750

Maturity 2019
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 180 to 366 days	After 360 days	Total
Demand deposits	70,190	-	-	-	-	-	70,190
Time deposits	4	-	-	-	-	-	4
Total	70,194	-	-	-	-	-	70,194

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
18.	Structured operations certificates

Structured Operations Certificates (COE) are financial instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. All the financial instruments its originate by Banco XP S.A.

	2020	2019
Maturity
From 91 to 180 days	945	-
From 180 to 360 days	1,489	-
After 360 days	2,176,025	19,474
Total	2,178,459	19,474

Current	2,434	-
Non-Current	2,176,025	19,474

19.	Securities sold under repurchase agreements

	2020	2019
National Treasury Bills (LTNs)	18,318,498	5,653,994
National Treasury Notes (NTNs)	13,497,944	8,533,113
Financial Treasury Bills (LFTs)	-	1,451,300
Debentures	22,902	-
Total	31,839,344	15,638,407

As of December 31, 2020, securities sold under repurchase agreements were agreed with average interest rates of 1.89% p.a. (2019 – 4.48% p.a.), with assets pledged as collateral (Note 6).

20.	Borrowings and lease liabilities

	Interest rate %	Maturity	2020	2019

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	10,523	52,668
Related parties			10,523	52,668

Financial institution (ii)	CDI (*)+ 0.774%	April 2023	273,564	329,410
Third parties			273,564	329,410

Total borrowings			284,087	382,078

Lease liabilities			208,448	255,406

Total borrowings and lease liabilities			492,535	637,484

Current			51,656	116,450
Non-current			440,879	521,034

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 39 (ii)).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
21.	Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$ 800,000, with the objective of funding the Group’s working capital and treasury investments. As of December 31, 2020, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance	Unit value at period-end	Book value
1st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$ 1,000.00	-	-
2nd	400,000	107.5% CDI	5/15/2019	5/15/2022	R$ 1,000.00	R$1,002.57	335,250
Total	800,000						335,250

	2020	2019
Principal	400,000	800,000
Interest	25,091	47,127
Payments	(25,124)	(11,897)
Repurchase (a)	(64,717)	-
Total	335,250	835,230

Current	204,731	435,230
Non-current	130,519	400,000

(a)	As of September 30, 2020 the Group repurchased 65,611 units of the second series of non-convertible debentures.

The principal amount and accrued interest payables related to the first issuance are due and was paid on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date.

On September 28, 2020 the first series of non-convertible debentures was fully prepaid in the amount of R$ 432,793, which includes principal and interest.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 39(ii)).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
22.	Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2020	2019
Cash and settlement records	18,128	13,823
Debtors pending settlement	847,620	499,325
Other	241,303	10,465
(-) Expected losses on Securities trading and intermediation (a)	(55,485)	(18,630)
Total Assets	1,051,566	504,983

Cash and settlement records	59,712	474,759
Creditors pending settlement	20,243,409	8,639,787
Total Liabilities	20,303,121	9,114,546

(a) The reconciliation of gross carrying amount and the expected loss segregate by stage according with IFRS 9 were demonstrated in Note 14.

23.	Other financial liabilities

	2020	2019
Structured financing (i)	874,771	-
Contingent consideration (ii)	462,000	-
Foreign exchange portfolio	70,208	8,962
Credit cards operations (iii)	50,727	-
Financial bills (iii)	16,389	-
Others	40,079	-
Total	1,514,174	8,962

Current	1,035,785	8,962
Non-current	478,389	-

(i)	Financing for maintenance of financial assets required to perform financial transactions.

(ii)	Contractual contingent considerations mostly associated to the investment acquisition of WHG, as described in Note 15. The contingent consideration arrangement requires that the Company pay the selling shareholders an amount principally associated to the performance (net income without dividends). The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$653,222 (the minimum amount is zero).

(iii)	Related to operations of Banco XP S.A.

24.	Social and Statutory obligations

Social and Statutory obligations is mainly composed from the Group sharing program for its employees which does not extend to the Executive Board. As of December 31, 2020, the balance of unrealized gains on the balance sheet under the "Social and statutory obligations” line item is R$ 667,448 (R$492,723 as of December 31, 2019).

	2020	2019
Obligations to non-controlling interest	82,524	35,666
Employee profit-sharing (a)	483,378	395,568
Salaries and other benefits payable	101,546	61,489
Total	667,448	492,723

(a)	The Group has a bonus scheme for its employees based on profit sharing program as agreed under collective bargaining with the sindicate, which does not extend to the Executive Board. The bonus is calculated at each half of the year and payments made in the February and August.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
25.	Tax and social security obligations

	2020	2019
Income Tax (IRPJ and CSLL)	261,490	264,258
Contributions over revenue (PIS and COFINS)	46,136	34,247
Taxes on services (ISS)	23,729	18,141
Contributions for Social Security (INSS)	65,540	7,712
Others	38,954	20,973
Total	435,849	345,331

Current	435,849	345,331
Non-current	-	-

The Group income tax liability is presented net of tax assets which the entities are allowed to offset during current year. The line includes current Corporate Income Tax (CIT) liability of R$ 536,422 (594,037 - 2019) and Prepayments CIT of R$ 291,973 (361,771 – 2019). The line also includes taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$ 20,219 (R$ 31,992 – 2019).

26.	Private pension liabilities

As of December 31, 2020, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 7 (a)).

Changes in the period

	2020	2019
As of January 1	3,759,090	16,059
Contributions received	1,678,532	609,639
Transfer with third party plans	7,657,636	3,047,492
Withdraws	(304,194)	(20,153)
Interest from assets within FIEs	596,849	106,053
As of December 31	13,387,913	3,759,090

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
27.	Income tax

(a) Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2020	2019	2020	2019	2018
Tax losses carryforwards	7,382	17,146	(9,764)	(38,212)	37,774
Goodwill on business combinations (i)	22,838	22,303	535	(37,690)	(56,789)
Provisions for IFAs’ commissions	94,544	68,041	26,503	37,010	4,744
Revaluations of financial assets at fair value	(16,780)	25,259	(42,039)	23,862	(2,427)
Expected credit losses	19,444	5,666	13,778	2,587	(2,345)
Financial instruments taxed on redemption	(9)	-	(9)	13,041	(6,230)
Profit sharing plan	164,808	141,136	23,672	141,136	-
Net gain on hedge instruments	20,987	(36,384)	57,371	(34,943)	(51,423)
Share-base compensation	115,976	2,950	113,025	2,950
Other provisions	67,504	33,284	34,220	29,260	(2,572)
Total	496,694	279,401	217,292	139,001	(79,268)
Deferred tax assets	505,046	284,533
Deferred tax liabilities	(8,352)	(5,132)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

The changes in the net deferred tax were recognized as follows:

	2020	2019	2018
At January 1	279,401	140,400	219,668
Foreign exchange variations	6,373	(3,461)	(9,259)
Charges to statement of income	196,498	139,411	(76,455)
Tax relating to components of other comprehensive income	14,423	3,051	6,446
At December 31	496,694	279,401	140,400

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 37,309 (2019 - R$ 18,402) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31:

	2020	2019	2018
Income before taxes	2,421,413	1,544,109	640,728
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	823,280	524,997	217,848

Income from entities not subject to deferred taxation	(12,470)	(9,551)	(3,647)
Effects from entities taxed at different rates	35,377	25,948	16,444
Effects from entities taxed at different taxation regimes (b)	(443,579)	(24,089)	(18,183)
Intercompany transactions with different taxation regimes	(74,289	(50,138)	(38,255)
Tax incentives	(14,354)	(9,772)	(1,408)
Non-deductible expenses (non-taxable income)	49,640	33,854	(689)
Others	(23,680)	(36,624)	3,288
Total	339,924	454,625	175,398
Effective tax rate	14.04%	29.44%	27.20%

Current	536,422	594,037	98,943
Deferred	(196,498)	(139,412)	76,455
Total expense	339,924	454,625	175,398

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	18,645	-	18,645
Gains (losses) on net investment hedge	(26,508)	9,013	(17,495)
Changes in the fair value of financial assets at fair value	6,727	(2,567)	4,160
As of December 31, 2018	(1,136)	6,446	5,310

Foreign exchange variation of investees located abroad	6,823	-	6,823
Gains (losses) on net investment hedge	(10,543)	3,410	(7,133)
Changes in the fair value of financial assets at fair value	1,058	(360)	698
As of December 31, 2019	(2,662)	3,050	388

Foreign exchange variation of investees located abroad	57,439	-	57,439
Gains (losses) on net investment hedge	(91,762)	31,199	(60,563)
Changes in the fair value of financial assets at fair value	40,980	(16,777)	24,203
As of December 31, 2020	6,657	14,422	21,079

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
28.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common sharesand issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of December 31, 2020, the Company have R$23 thousand of issued capital which were represented by 377,764,985 Class A common shares and 181,293,980 Class B common shares. In the IPO that took place on December 11, 2019, the Company issued 83,387,238 new Class A common shares, with a corresponding increased of R$2 in the issued capital of the Company.

(b)	Additional paid-in capital and capital reserve

In December 2019, immediately prior the completion of the IPO, we had 257,456,251,558 Class A common shares and 251,790,558 Class B common shares of our authorized share capital issued. Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Below is a summary of the issuances and conversions of shares during 2020, 2019 and 2018, after giving effect to the share split mentioned before:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares
As of Januray 1, 2018	276,000,013	208,918,504	484,918,517
Issued for cash	-	24,328,617	24,328,617
Transfer of classes	(20,867,198)	20,867,198	-
As of December 31, 2018	255,132,815	254,114,319	509,247,134

Corporate reorganization	30,807,911	(30,807,911)	-
Transfer of classes	25,687,428	(25,687,428)	-
Initial public offering	42,553,192	-	42,553,192
As of December 31, 2019	354,181,346	197,618,980	551,800,326

Transfer of classes	16,325,000	(16,325,000)	-
Follow on offering	7,258,639	-	7,258,639
As of December 31, 2020	377,764,985	181,293,980	559,058,965

On August 9, 2018, shareholders also approved the conversion of 83,468,792 (20,867,198 Class A common reverse shares after reverse share split and reclassification) of the Company into preferred shares, with no contributions or changes in the share capital.

On August 31, 2018, the Company received capital contributions in the amount of R$ 673,294, upon the issuance of 97,314,470 (24,328,617 Class B common shares after reverse share split) new preferred shares.

At the Board of Directors meetings on November 30, 2019, the Company’s shareholders approved a reverse share split of 4:1 (four for one) for a initial consideration to IPO with a conversion of 2,036,988,542 into 509,247,134 shares. On the same event shareholders also approved the conversion of 30,807,911 Class B common shares of the Company into Class A common shares.

In December 2019, as a result of the completion of the IPO describe in Note 1.1, 42,553,192 new Class A common shares were issued.

In December 2020, as a result of the completion of the secondary public offering describe in Note 1.2 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.

As mentioned in Note 35, the Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2020, the outstanding number of company reserved under the plans were 11,079,736 restricted share units (“RSUs”) (2019 - 1,921,669) and performance restricted units (“PSUs”) (2019 - 2,190,377) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings, is detailed below:

	2019	2018
Net income	1,089,485	465,330
Total dividends	500,000	200,000

At January 1	-	125,000
Amount recognized in the year	500,000	200,000
Dividends paid in the year	(500,000)	(325,000)
At December 31	-	-

For period ended December 31, 2020, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the years ended December 31, 2020, 2019 and 2018.

(d)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while this financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investeeds located abroad.

29.	Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

(a)           Key-person management compensation

Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2020	2019	2018
Fixed compensation	6,335	4,821	3,329
Variable compensation	55,909	22,060	30,316
Total	62,244	26,881	33,645

In 2019 and 2020, the Board of Directors approved the grant of performance share unit (“PSUs”) to certain directors.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The executive statutory directors of XP Inc control XP Controle Participações S.A.

(b)	Transactions with related parties

The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2020	2019	2020	2019	2018

Shareholders with significant influence (i)	(5,667,588)	(732,420)	(53,881)	(49,779)	(40,585)
Securities	112,127	123,813	9,629	10,381	147,258
Securities purchased under agreements to resell	-	196,009	-	1,550	-
Accounts receivable	11,238	594	505	1,025	-
Securities sold under repurchase agreements	(5,780,430)	(1,000,168)	(62,951)	(58,078)	(3,586)
Borrowings	(10,523)	(52,668)	(1,064)	(4,657)	(184,257)

(i)	These transactions are mainly related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

30.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the normal course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2020	2019
Tax contingencies	10,097	9,878
Civil contingencies	4,281	2,673
Labor contingencies	5,333	2,642
Total provision	19,711	15,193

Judicial deposits (i)	10,199	18,403

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Changes in the provision during the year

	2020	2019	2018
Balance at January 1	15,193	17,474	11,843
Monetary correction	4,102	2,492	1,667
Provision	3,499	2,338	9,105
Reversed	(1,454)	(3,939)	(1,208)
Payments	(1,629)	(3,172)	(3,933)
Balance at December 31	19,711	15,193	17,474

Nature of claims

a)	Tax

As of December 31, 2020, the Group has claims classified as probable risk of loss in the amount of R$ 10,097 (December 31, 2019 - R$ 9,878), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes. These lawsuits are supported by court deposits in its entirety.

b)	Civil

The majority of the civil and administratives claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2020, there were 71 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 4,281 (December 31, 2019 - R$ 2,673). An amount of R$ 100 was deposited in court as of December 31, 2020 (December 31, 2019 – R$ 9,744).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2020, the Company and its subsidiaries are the defendants in approximately 10 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 5,333 (December 31, 2019 - R$ 2,642).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 217,426 (December 31, 2019 - R$ 153,951).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Below is summarized these claims by nature:

	2020	2019

Tax (i)	71,027	69,386
Civil (ii)	136,228	81,414
Labor	10,171	3,151
Total	217,426	153,951

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 586 civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

31.	Total revenue and income

a)      Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2020	2019	2018
Major service lines
Brokerage commission	2,139,985	1,288,135	861,068
Securities placement	1,429,824	1,154,786	631,949
Management fees	1,224,125	1,035,224	527,644
Insurance brokerage fee	112,802	106,438	56,713
Educational services	118,272	97,986	42,653
Other services	477,584	275,467	160,409
	5,502,592	3,958,036	2,280,436
(-) Sales taxes and contributions on revenue (i)	(486,104)	(362,264)	(225,887)
	5,016,488	3,595,772	2,054,549

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)      Net income from financial instruments

	2020	2019	2018
Net Income of financial instruments at fair value through profit or loss	3,020,698	1,360,207	821,617
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	188,196	199,947	114,442
(-) Taxes and contributions on financial income	(73,777)	(28,118)	(32,155)
	3,135,117	1,532,036	903,904

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

c)       Disaggregation by geographic location

	2020	2019	2018
Brazil	7,454,304	4,790,236	2,716,459
United States	655,817	307,456	204,207
Europe	41,484	30,116	37,787
Total Revenue and Income	8,151,605	5,127,808	2,958,453

	2020	2019
Brazil	3,244,421	1,208,737
United States	129,956	224,244
Europe	4,123	16,476
Selected assets (i)	3,378,500	1,449,457

(i)	Selected assets are Total assets of the Company, less: financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

32.	Operating costs

	2020	2019	2018
Commission and incentive costs	2,087,197	1,269,309	750,103
Operating losses	31,295	13,922	1,769
Other costs	526,867	313,419	181,154
Clearing house fees	344,278	201,083	96,896
Third parties’ services	92,997	76,669	53,124
Other	89,592	35,667	31,134
Total	2,645,359	1,596,650	933,026

33.	Operating expenses by nature

	2020	2019	2018

Selling expenses	134,915	155,115	96,075
Advertising and publicity	134,915	155,115	96,075

Administrative expenses	3,013,598	1,891,481	1,176,805
Personnel expenses	2,138,470	1,261,887	712,060
Compensation	846,742	408,394	221,746
Employee profit-sharing and bonus	807,640	645,992	356,938
Executives profit-sharing	194,419	67,547	50,656
Benefits	75,302	47,457	35,922
Social charges	208,151	88,960	45,115
Other	6,216	3,537	1,683

Other taxes expenses	44,029	39,691	43,945
Depreciation of property and equipment and right-of-use assets	67,422	53,530	26,278
Amortization of intangible assets	75,839	37,630	26,510
Other administrative expenses	687,838	498,743	368,012
Data processing	322,659	178,860	130,678
Technical services	101,389	85,782	76,476
Third parties' services	168,019	145,730	63,333
Rent expenses	17,955	10,575	41,950
Communication	29,311	17,495	11,457
Travel	9,923	21,676	13,804
Legal and judicial	6,976	3,406	9,023
Other	31,606	35,219	21,291
Total	3,148,513	2,046,596	1,272,880

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
34.	Other operating income, net

	2020	2019	2018

Other operating income	377,480	208,245	20,682
Revenue from incentives from Tesouro Direto, B3 and others	352,879	101,615	9,931
Interest received on tax	5,521	31,782	-
Recovery of charges and expenses	1,798	53,453	6,873
Reversal of operating provisions	1,366	9,767	2,641
Other	15,916	11,628	1,237

Other operating expenses	(206,427)	(54,888)	(51,971)
Legal, administrative proceedings and agreement with customers	(45,277)	(9,499)	(16,385)
Losses on write-off and disposal of assets	(52,102)	(10,265)	(11,064)
Tax incentive expenses	(8,136)	(7,060)	(2,015)
Fines and penalties	(16,995)	(1,191)	(7,446)
Associations and regulatory fees	(13,524)	(4,216)	(3,059)
Charity	(41,654)	(6,751)	(5,938)
Other	(28,739)	(15,906)	(6,064)

Total	171,053	153,357	(31,289)

35.	Share-based plan

a)      Share-based Plan

The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.

Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date. RSUs are granted semi-annually, their vesting conditions are service related and they vest at a rate determined in each granted date and the limit to vest is until five years. After the vesting periods, common shares will be issued to the recipients. For the PSUs, the vesting is the following: (i) 33% will vest on the third year after the grant, (ii) 33%% will vest on the fourth year after the grant and (iii) 34% will vest on the fifth year after the grant date.

Under the Performance Share Unit, stocks are granted to eligible participants and their vesting conditions are based on five-year period metrics and also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an elegible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-bycase basis.

Once the PSUs are vested, the shares of common stock that are delivered must be held for an additional one-year period, typically for a total combined vesting and holding period of six years from the grant date.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

b)      Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)       Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2020, the outstanding number of Company reserved under the plans were 13,899,648 (December 31, 2019 - 4,112,046) including 11,079,736 RSUs (December 31, 2019 - 1,921,669) and 2,819,912 PSUs (December 31, 2019 - 2,190,377).

Set out below are summaries of XP Inc's RSU and PSU activity for 2020.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	1,921,669	2,190,377	4,112,046
Granted	9,730,422	629,535	10,359,957
July 1, 2020	139,660	-	139,660
September 1, 2020	1,783,200	-	1,783,200
October 1, 2020	7,807,562	629,535	8,437,097
Forfeited	(572,355)	-	(572,355)
January 1, 2020	(94,496)	-	(94,496)
September 1, 2020	(337,840)	-	(337,840)
October 1, 2020	(140,019)	-	(140,019)
Outstanding, December 31	11,079,736	2,819,912	13,899,648

No options expired ou vested during the periods covered by the above table.

In December 31, 2020, total compensation expense of the plans were R$292,817, including R$60,026 of tax provisions and does not include any tax benefits on total share-based compensation expense once, as this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognised as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan has not been modified. The average grant date fair value in the period was US$ 46.48.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
36.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Net Income attributable to owners of the Parent	2,076,430	1,080,484	461,440
Basic weighted average number of outstanding shares (i) (iii)	552,291	511,462	493,117
Basic earnings per share - R$	3.7597	2.1125	0.9358

Effect of dilution
Shared-based plan (ii) (iii)	6,817	248	-
Diluted weighted average numer of outstanding shares (iii)	559,108	511,710	493,117
Diluted earnings per share - R$	3.7138	2.1115	0.9358

(i)	See on note 28, the number of XP Inc.’s outstanding common shares during the year.

(ii)	See on note 35, the number of shares granted and forfeited during the year regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

37.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instrumentsand financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Fair values have been assessed for purposes of measurement based on the methods below,

(a) Cash and cash equivalents, Securities purchased under agreements to resell and Securities sold under repurchase agreements

The fair value of cash and cash equivalents, securities purchased under agreements to resell and securities sold under repurchase agreements approximates the carrying amount.

(b) Financial assets (other than derivatives)

The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. The fair value of loans operations and securities with no market quotation are estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

(c) Derivative financial instruments

Criteria and methodologies for calculating the fair value of derivative financial instruments are described in Note 8.

(d) Other financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

Financial instruments not measured at fair value (securities trading and intermediation, accounts receivable and accounts payables) were not disclosed as their carrying amounts approximates their fair values.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2020
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	-	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	-	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	-	-	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	-	-	1,830,031	1,828,704
Securities purchased under agreements to resell	-	6,627,044	-	6,627,044	6,627,409
Securities trading and intermediation	-	1,051,566	-	1,051,566	1,051,566
Accounts receivable	-	506,359	-	506,359	506,359
Loan operations	-	4,037,954	-	4,037,954	3,918,328
Other financial assets	-	69,971	-	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	-	-	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	-	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,810,893	-	31,810,893	31,839,344
Securities trading and intermediation	-	20,303,121	-	20,303,121	20,303,121
Deposits	-	2,636,085	-	2,636,085	3,021,750
Structured operations certificates	-	2,178,459	-	2,178,459	2,178,459
Borrowings and lease liabilities	-	492,441	-	492,441	492,535
Debentures	-	331,520	-	331,520	335,250
Accounts payables	-	859,550	-	859,550	859,550
Other financial liabilities	-	1,052,174	462,000	1,514,174	1,514,174

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
	2019
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	20,277,031	2,166,361	22,443,392	22,443,392
Derivative financial instruments	21,809	4,063,195	4,085,004	4,085,004
Fair value through other comprehensive income
Securities	2,616,118	-	2,616,118	2,616,118
Evaluated at amortized cost
Securities	-	3,914,923	3,914,923	2,266,971
Securities purchased under agreements to resell	-	9,490,090	9,490,090	9,490,090
Securities trading and intermediation	-	504,983	504,983	504,983
Accounts receivable	-	462,029	462,029	462,029
Other financial assets	-	20,191	20,191	20,191
Financial liabilities
Fair value through profit or loss
Securities loaned	2,021,707	-	2,021,707	2,021,707
Derivative financial instruments	-	3,229,236	3,229,236	3,229,236
Evaluated at amortized cost
Securities sold under repurchase agreements	-	15,638,407	15,638,407	15,638,407
Securities trading and intermediation	-	9,114,546	9,114,546	9,114,546
Borrowings and lease liabilities	-	633,781	633,781	637,484
Debentures	-	836,001	836,001	835,230
Accounts payables	-	266,813	266,813	266,813
Other financial liabilities	-	98,601	98,601	98,631

As of December 31, 2020 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (WHG) and businesses (Flipper and Antecipa).The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 5.33% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$14,713. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2020 was not material.

Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of December 31, 2020 the Group had no transfers between Level 2 and Level 3.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
38.	Management of financial risks and financial instruments

(a) Overview

The Group is exposed to the following risks:

(i)	Credit risk;

(ii)	Liquidity risk;

(iii)	Market risk;

•	Currency risk;

•	Interest rate risk;

•	Price risk.

(iv)	Operating risk.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary XP CCTVM and the others subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

(c) Credit risk

Credit risk is defined as the possibility of losses associated with the failure, by the borrower or counterparty, of their respective financial obligations under the agreed terms, the devaluation of the credit agreement resulting from the deterioration in the borrower's risk rating, the reduction gains or remuneration, the advantages granted in the negotiation and the costs of recovery.

The Risk Management document establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The Credit Analysis department is also actively involved in this process and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties.

For the loan operations XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable, XP monitors the value of the collaterals. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The loans operations have an high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.

The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.

Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2020 and 2019, such assets were substantially represented by Loan operations and Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2020	2019
Financial assets
Securities purchased under agreements to resell	6,627,409	9,490,090
Securities	70,457,761	27,326,481
Public securities	51,944,301	20,381,125
Private securities	18,513,460	6,945,356
Derivative financial instruments	7,559,433	4,085,004
Securities trading and intermediation	1,051,566	504,983
Accounts receivable	506,359	462,029
Loan operations	3,918,328	386
Other financial assets	69,971	19,805
Off-balance exposures (credit card limits)	35,810	-
Total	90,226,637	41,888,778

(d) Liquidity risk

Liquidity risk is the possibility that the institution will not be able to efficiently honor its expected, unexpected, current or future obligations.

Liquidity management operates in line with the Group's strategy and business model, being compatible with the nature of operations, the complexity of its products and the relevance of risk exposure. This liquidity management policy establishes actions to be taken in cases of liquidity contingency, and these must be sufficient to generate a new meaning for cash within the required minimum limits.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The group maintains an adequate level of liquidity at all times, always working with a minimum cash limit. This is done through management that is compatible and consistent with your ability obtaining resources in the market, with its budgetary targets for the evolution of the volume of its assets and is based on the management of cash flows, observing the minimum limits of daily cash balances and cash needs projections, in the management of stocks of highly liquid assets and simulations of adverse scenarios.

Risk structure and management are the responsibility of the Risk department, reporting to the Executive Board, thus avoiding any conflict of interest with departments that require liquidity.

(d1) Maturities of financial liabilities

The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

						2020
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities loaned	2,237,442	-	-	-	-	2,237,442
Derivative financial instruments	1,572,140	814,220	2,643,065	2,205,410	584,529	7,819,364
Securities sold under repurchase agreements	31,839,344	-	-	-	-	31,839,344
Securities trading and intermediation	20,303,121	-	-	-	-	20,303,121
Deposits	112,037	58,966	2,353,648	497,099	-	3,021,750
Structured operations certificates	-	-	2,434	853,118	1,322,907	2,178,459
Borrowings and lease liabilities	6,378	12,710	32,568	375,504	65,375	492,535
Debentures	-	-	-	335,250	-	335,250
Accounts payables	859,550	-	-	-	-	859,550
Other financial liabilities	1,052,174	-	-	462,000	-	1,514,174
Total	57,982,186	885,896	5,031,715	4,728,381	1,972,811	70,600,989

						2019
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities loaned	2,021,707	-	-	-	-	2,021,707
Derivative financial instruments	1,557,088	211,882	685,566	732,286	42,414	3,229,236
Securities sold under repurchase agreements	15,638,407	-	-	-	-	15,638,407
Securities trading and intermediation	9,114,546	-	-	-	-	9,114,546
Deposits	70,195	-	-	-	-	70,195
Structured operations certificates	-	-	-	-	19,474	19,474
Borrowings and lease liabilities	8,239	26,258	81,953	521,034	-	637,484
Debentures	-	-	435,230	400,000	-	835,230
Accounts payables	266,813	-	-	-	-	266,813
Other financial liabilities	8,962	-	-	-	-	8,962
Total	28,685,957	238,140	1,202,749	1,653,320	61,888	31,842,054

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(e) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly three types of risk: foreign exchange variation, interest rates and share prices.

The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return.

Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee.

The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazil Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.

In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.

With the formalized rules, the Risk Department has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Committee.

In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the Treasury operations so that the own portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk, In the case of non-compliance with the operational limits, the Treasury Manager shall take the necessary measures to reframe as quickly as possible.

(e1) Currency risk

The Group is subject to foreign currency risk as they hold interest in XP Holding International, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2020 was USD 46,534 thousand (US$ 43,323 thousand as of December 31, 2019), US$ 801 thousand (US$ 744 thousand as of December 31, 2019) and GBP 2,268 thousand (GBP 3,059 thousand as of December 31, 2019) respectively.

The risk of the XP Holding International and XP Advisors Inc, is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9).

The foreign currency exposure risk of XP Holding UK Ltd, is not hedged.

(e2) Interest rate risk

It arises from the possibility that the Group incur in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.

Below are presented the risk rates that The Group are exposed:

•	Selic/DI

•	IGPM

•	IPCA

•	PRE

•	Foreign exchange coupon

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(e3) Price risk

Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit or loss, The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.

(e4) Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

	2020
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(191)	(9,056)	(33,402)
Exchange coupons	Foreign currencies coupon rate	(379)	(5,508)	(11,184)
Foreign currencies	Exchange rates	(1,997)	(169,318)	(373,807)
Price indexes	Inflation coupon rates	(311)	(14,384)	(28,434)
Shares	Shares prices	(4,957)	(107,704)	(167,737)
		(7,835)	(305,970)	(614,564)

	2019
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(907)	(163,057)	(445,866)
Exchange coupons	Foreign currencies coupon rate	(67)	570	(854)
Foreign currencies	Exchange rates	(2,102)	(1,493)	43,908
Price indexes	Inflation coupon rates	(63)	(782)	(301)
Shares	Shares prices	(442)	(8,780)	(57,390)
		(3,581)	(173,542)	(460,503)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the pre-fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting by risk factor.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

(f) Operating risk

Operational risk is characterized by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people and systems, including legal risk. Operational risk events include the following categories: internal fraud; external fraud; labor demands and poor workplace safety; inappropriate practices relating to customers, products and services; damage to physical assets owned or used by XP; situations that cause the interruption of XP's activities; and failures in information technology systems, processes or infrastructure.

The Group's main objective is to ensure the identification, classification and monitoring of situations that may generate financial losses, given the companies' reputation, as well as any regulatory assessment due to the occurrence of an operational risk event, XP adopts the model of 3 lines of defense, in which the main responsibility for the development and implementation of controls to deal with operational risks is attributed to the Management within each business unit, seeking to manage mainly:

(i)	Requirements of segregation of functions, including independent authorization for transactions;

(ii)	Requirements of reconciliation and monitoring of transactions;

(iii)	Compliance with legal and regulatory requirements;

(iv)	Documentation of controls and procedures;

(v)	Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks;

(vi)	Development of contingency plans;

(vii)	Professional training and development; and

(viii)	Ethical and business standards;

In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380 / 06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency.

39.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

The net debt and corresponding gearing ratios at December 31, 2020 and 2019 were as follows:

	2020	2019
Borrowings and lease liabilities	492,535	637,484
Debentures	335,250	835,230
Structured financing (Note 23 (i))	874,771	-
Total debt	1,702,556	1,472,714
Cash	(1,954,788)	(109,922)
Securities purchased under agreements to resell	(593,673)	(654,057)
Certificate deposits (Securities)	(111,933)	(123,817)
Net debt	(957,838)	584,918

Total equity	10,894,609	7,153,396
Total capital	9,936,771	7,738,313
Gearing ratio %	(9.64)%	7.56%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate, under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”), CMR is equivalent to the highest value between base capital and venture capital.

At December 31, 2020 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 20 and 21), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

At December 31, 2020, the amount of contracts under financial covenants is R$ 619,337 (December 31, 2019 – R$ R$ 1,217,308). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
40.	Cash flow information

(i)	Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total
Total debt as of January 1, 2018	867,024	-	-	867,024
Acquisitions / Issuance	325,370	-	400,000	725,370
Payments	(689,634)	-	-	(689,634)
Net foreign exchange differences	(35,091)	-	-	(35,091)
Interest accrued	56,125	-	6,538	62,663
Interest paid	(54,185)	-	-	(54,185)
Total debt as of December 31, 2018	469,609	-	406,538	876,147
Change in accounting policy (Note 3.xxi)	-	148,494	-	148,494
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641
Acquisitions / Issuance	-	124,196	400,000	524,196
Payments	(85,353)	(37,979)	(11,815)	(135,147)
Net foreign exchange differences	-	3,085	-	3,085
Interest accrued	26,250	17,610	40,507	84,367
Interest paid	(28,428)	-	-	(28,428)
Total debt as of December 31, 2019	382,078	255,406	835,230	1,472,714
Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	55,820	-	55,820
Write-off	-	(78,321)	-	(78,321)
Payments	(95,395)	(57,473)	(400,000)	(552,868)
Repurchase	-	-	(64,717)	(64,717)
Revaluation	-	(10,050)	-	(10,050)
Net foreign exchange differences	-	23,610	-	23,610
Interest accrued	11,892	19,456	21,473	52,821
Interest paid	(14,488)	-	(56,736)	(71,224)
Total debt as of December 31, 2020	284,087	208,448	335,250	827,785

(ii)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see note 5(ii) – R$35,671, and (ii) related to Acquisition of investment in associates through accounts payables and contingent consideration – see note 15 – R$468,064.

41.	Subsequent events

Spin-off of Itaú’s investment in XP Inc.

In January 2021, XP Inc. reached an agreement with Itaú Unibanco in connection with Itaú’s spin-off of its investment in XP Inc., and has entered into two agreements regarding to the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itau Agreements).

The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by its shareholders, which are subject to the US Federal Reserve Board’s (FED) approval.

It is not expected that such transaction will have any impact on XP Inc.’s results of operations and financial condition.